SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 4)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
CONSECO, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))
3.50% Convertible Debentures due 2035
(Title of Class of Securities)
208464BH9
208464BG1
(CUSIP Number of Class of Securities)
Karl Kindig
Corporate Counsel and Corporate Secretary
11825 N. Pennsylvania Street
Carmel, Indiana 46032
(317) 817-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Gary I. Horowitz
Roxane F. Reardon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$294,196,417	$16,417

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of all of the outstanding $293,000,000 aggregate principal amount of the issuer’s 3.50% Convertible Debentures due September 30, 2035 at the purchase price of $1,000 per $1,000 principal amount of such debentures plus accrued and unpaid interest to, but not including, November 13, 2009.
(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,417	Filing Party: Conseco, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: October 15, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
     This Amendment No. 4 (this “Final Amendment”) amends the Tender Offer Statement on Schedule TO originally filed on October 15, 2009 by Conseco, Inc., a Delaware corporation (the “Company,” “Conseco,” “we” or “us”), as amended by Amendment No. 1 to the Schedule TO filed on October 19, 2009, Amendment No. 2 to the Schedule TO filed on October 30, 2009 and Amendment No. 3 to the Schedule TO filed on November 9, 2009 (as amended, the “Schedule TO”), in connection with Conseco’s offer to purchase (the “Offer”) for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), any and all of its outstanding 3.50% Convertible Debentures due September 30, 2035 (the “Debentures”).
     The Schedule TO is amended by the information contained in this Final Amendment. Only those items amended are reported herein. Except as specifically provided herein, this Final Amendment does not modify any of the information previously reported in the Schedule TO. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein.
     This Final Amendment is being filed solely to announce the final results of the Offer. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Items 1, 4 and 11.
     Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to include the following:
     The Offer expired at 12:00 midnight, New York City time, on November 12, 2009 (such time and date, the “Expiration Date”). The Depositary has advised the Company that an aggregate of $176,490,761 principal amount of the Debentures (or 60.2% of the outstanding aggregate principal amount of Debentures immediately prior to the Expiration Date) were validly tendered and not withdrawn. In accordance with the terms of the Offer, the Company accepted for payment all of the $176,490,761 principal amount of Debentures validly tendered and not withdrawn.
     Holders who did not validly tender their Debentures pursuant to the Offer or who validly withdrew their Debentures on or prior to the Expiration Date will continue to hold Debentures pursuant to the terms of the indenture governing the Debentures. Debentures that remain outstanding after the completion of the Offer will continue to be convertible, upon the occurrence of certain specified events, as described in such indenture.
     A copy of the press release issued by the Company announcing the final results of the Offer is filed as Exhibit (a)(5)(ix) to this Final Amendment and is incorporated by reference herein.

Item 12. Exhibits.
     Item 12 of the Schedule TO is amended and supplemented to include the following exhibits.

Exhibit
Number	Description

(a)(5)(ix)	Press Release, dated November 13, 2009, filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2009

CONSECO, INC.
By:	/s/ John R. Kline
	Name:	John R. Kline
	Title:	Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX
Exhibits filed as a part of the Schedule TO, as amended, are listed below.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated October 15, 2009.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Supplement to Offer to Purchase, dated October 30, 2009.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release, issued October 13, 2009, relating to the private offering of new convertible debentures (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(ii)	Press Release, issued October 13, 2009, relating to the proposed registered offering of common stock (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(iii)	Press Release, issued October 13, 2009, relating to the private placement of our common stock and warrants (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(iv)	Recent Developments from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(v)	Risk Factors from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(vi)	Capitalization from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(vii)	Press Release, dated October 14, 2009 (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C (second filing) filed with the Commission on October 14, 2009).*

Exhibit
Number	Description

(a)(5)(viii)	Press Release, dated October 15, 2009.*

(a)(5)(ix)	Press release, dated November 13, 2009, filed herewith.

(b)(1)	Purchase Agreement, dated as of October 14, 2009, by and between Conseco and Morgan Stanley & Co. Incorporated.*

(b)(2)	Indenture, dated as of October 16, 2009, between Conseco, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on October 19, 2009).*

(b)(3)	Form of 7.0% Convertible Senior Debentures due 2016 (included in the Indenture filed as Exhibit (b)(2) hereto).*

(d)(1)	Indenture, dated as of August 15, 2005, between Conseco and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on August 16, 2005).*

(d)(2)	Registration Rights Agreement dated as of August 15, 2005 among Conseco and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities, Inc., as representatives of several purchasers of the Debentures (incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K filed on August 16, 2005).*

(d)(3)	Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Annex B to our Proxy Statement filed on April 23, 2009).*

(d)(4)	Form of performance unit award agreement under the Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).*

(d)(5)	Form of executive stock option agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2005).*

(d)(6)	Form of executive restricted stock agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 of our Annual Report on Form 10-K for the year ended December 31, 2004).*

(d)(7)	Section 382 Rights Agreement, dated as of January 20, 2009, between Conseco and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 1 of our registration statement on Form 8-A filed on January 20, 2009).*

Exhibit
Number	Description

(d)(8)	Stock and Warrant Purchase Agreement, dated as of October 13, 2009, by and between Conseco and Paulson (incorporated by reference to Exhibit 10.1 of the Paulson 8-K filed on October 13, 2009).*

(d)(9)	Form of Investor Rights Agreement by and among Conseco and Paulson (incorporated by reference to Exhibit 10.2 of the Paulson 8-K filed on October 13, 2009).*

(d)(10)	Form of Warrant Certificate (incorporated by reference to Exhibit 10.3 of the Paulson 8-K filed on October 13, 2009).*

(g)	None.

(h)	None.

*	Previously filed